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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                             (Amendment No. 7)

                      Ground Round Restaurants, Inc.
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                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
     101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
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    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 28, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Continued on Following Pages
                             Page 1 of 3 Pages
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               This Statement amends the Statement on Schedule 13D  (as
     previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc., Jacuzzi Inc. and JUSI Holdings, Inc. (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4.   Purpose of Transaction.
               ----------------------
               On February 28, 1997, USI was notified by Grotech
     Capital Group IV, LLC ("Grotech") stating that Grotech would not exercise the Grotech Option and that Grotech is treating the Grotech Option as terminated. Accordingly, the restrictions set forth in the Letter Agreement on USI's ability to sell, transfer, encumber, pledge or otherwise dispose of the Shares to any person or entity other than Grotech have terminated.


     Item 5.   Interest in Securities of the Issuer
               ------------------------------------
               The information set forth in response to Item 4 is incorporated herein by reference.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------
               The information set forth in response to Item 4 is incorporated herein by reference.



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                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 3, 1997


                                   U.S. INDUSTRIES, INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   JACUZZI INC.
                                   JUSI HOLDINGS, INC.



                                   By:  /s/ George H. MacLean
                                        -----------------------------------
                                        George H. MacLean
                                        Senior Vice President









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